SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
'S
TRAFFIC GROWS
19
%

IN AUGUST
TO A
NEW MONTHLY
RECORD OF 6.88M

The following are passenger and load factor statistics for August 2009 for Ryanair, the world's largest international scheduled airline.

	Aug 08	Aug 09	Increase	12 mth to 31 Aug 09
Passengers (m)[1]	5.78 M	6.88 M	+ 19%	62.4 M
Load Factor [2]	90%	90%	0%	82%

  Represents the number of earned seats flown by Ryanair
  Represents the number of passengers as a proportion of the number of seats available for passengers.
Ends

                                               Thursday,
3rd
 September

2009

For further information:
Stephen McNamara
 - Ryanair

Pauline McAlester
 -
Murray
 Consultants
Tel: 00 353 1 812
1271

                                    Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 September, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary